

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 29, 2015

VIA EMAIL
Stephen J. Riney
Executive Vice President and Chief Financial Officer
Apache Corporation
One Post Oak Central
2000 Post Oak Boulevard, Suite 100
Houston, Texas 77056-4400

> **Re: Apache Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2014**
> **Filed February 27, 2015**
> **File No. 001-04300**

Dear Mr. Riney:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within 10 business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2014

Business and Properties, page 1

Estimated Proved Reserves and Future Net Cash Flows, page 12

Proved Undeveloped Reserves, page 13

1. Discussion under this heading indicates that, other than your Julimar/Brunello development project, you have no material amounts of PUD reserves which are scheduled to be developed beyond five years from December 31, 2014. However, this statement does not correlate precisely with our guidance on reserve disclosures, which generally requires undeveloped reserves be scheduled for development within five years of initial disclosure. See Rule 4-10(a)(31)(ii) of Regulation S-X.

Tell us the extent to which the proved undeveloped reserves disclosed as of December 31, 2014, other than your Julimar/Brunello development project, will not be developed within five years since your initial disclosure of these reserves.

If any material amounts of proved undeveloped reserves are expected to remain undeveloped for five years or more after your initial disclosure, disclose the reasons and circumstances to comply with Item 1203(d) of Regulation S-K. Otherwise, revise the disclosure under this section to more directly address the requirements of Rule 4-10(a)(31)(ii) of Regulation S-X.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations, page 33</u>

<u>2015 Outlook</u>

2. You disclose under this section significant reductions in rig counts and capital expenditures for 2015 as compared to 2014. However, it appears that you did not remove any PUD volumes during 2014 as a result of these reductions. Tell us the extent to which your disclosed PUD volumes as of December 31, 2014 include quantities that were delayed, deferred or re-scheduled to future periods as a result of planned reductions in capital spending and development activities. Indicate the number of locations and reserve quantities delayed, deferred or re-scheduled as well as the initial and revised development years. Additionally, tell us the pricing assumptions used in developing your PUD development schedule as of December 31, 2014.

3. Disclosure appearing on page 18 under your risk factors indicates that continued lower prices for oil and natural gas could have an impact on your liquidity, financial condition and results of operations. Separately, as noted in the comment above, disclosure elsewhere in your filing describes reductions in your development activities and capital expenditures. Finally, remarks attributed to your chief financial officer from your first quarter 2015 earnings call describe plans you have developed under different pricing scenarios and the potential impacts of different prices.

Revise the disclosure under this section to provide additional language addressing the risks resulting from the uncertainty associated with recent changes in commodity prices, including quantitative disclosure regarding your reserve quantities reflecting potential scenarios deemed reasonably likely to occur by management. Your revised disclosure should also address the possibility of impairment to your full cost pool if lower commodity prices continue. Refer to Item 303(a) of Regulation S-K. Refer to sections III.B and V of SEC Release No. 33-8350 for additional guidance regarding trends and uncertainties, including the need for quantified disclosure, and critical accounting estimates, respectively.

Critical Accounting Estimates, page 54

4. We note that you have included under this section a discussion of estimates related to goodwill, while the corresponding section of your 2013 10-K did not include such a discussion. Explain to us your basis for determining that such disclosure was necessary for 2014 while it was not for 2013.

Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-9

Note 1. Summary of Significant Accounting Policies

Goodwill, page 13

5. Describe for us, in reasonable detail and by reporting unit, the methods, assumptions and conclusions of the goodwill impairment testing performed in connection with the goodwill impairment charges recorded during 2014. Explain how these methods, assumptions and conclusions compared to those related to any goodwill assessment or impairment testing performed during the year ended December 31, 2013. Also, explain how the assumptions used in your 2014 goodwill impairment testing compared to the assumptions underlying your determination of PUD volumes and development schedule as of December 31, 2014.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Wei Lu, at (202) 551-3725, if you have questions regarding comments on the financial statements and related matters. Please contact me, at (202) 551- 3489, with any other questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant